Exhibit (e)(1)

MANAGEMENT CONTRACTS

GoldTrust’s management-related services, including the services of the President, Chief Executive Officer and Chief Financial Officer are provided at this time by an external third party, the Administrator, through the Administrative Services Agreement. The Administrator is controlled by Central Group Administrators Inc. and its registered address is 55 Broad Leaf Crescent, Ancaster, Ontario, L9G 3P2.

For a description of the material terms of the Administrative Services Agreement, including fees payable to the Administrator thereunder, see “Interests of Certain Persons in Material Transactions”.

EXECUTIVE COMPENSATION

The purpose of this section is to describe the compensation of certain executive officers of GoldTrust (the “Named Executive Officers” or “NEOs”) and the Trustees for the three most recently completed financial years of GoldTrust in accordance with Form 51-102F6 — Statement of Executive Compensation published by the Canadian Securities Administrators. The Named Executive Officers during the financial year of GoldTrust ended December 31, 2014 were Mr. Spicer (Chairman, President and Chief Executive Officer) and William L. Trench A.C.I.S. (Chief Financial Officer).

Compensation Discussion and Analysis

Overview

There are no executive officers of GoldTrust who receive remuneration from GoldTrust. The officers and Trustees of GoldTrust who are also officers and directors of the Administrator receive no remuneration as officers and Trustees of GoldTrust from GoldTrust.

However, the Administrator, under the Administrative Services Agreement generally oversees day-to-day administration of GoldTrust’s affairs. While it does not separately remunerate its personnel who also serve as officers and Trustees of GoldTrust for those services, the Administrator has advised that the Chairman, President and Chief Executive Officer and the Chief Financial Officer of GoldTrust does receive remuneration from the Administrator for services that might be regarded as rendered specifically in their capacities as officers and/or Trustees of GoldTrust for the fiscal year of GoldTrust ended December 31, 2014.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total Unitholder return for $100 invested in Units against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years of GoldTrust.

The remuneration received by the Chief Executive Officer and Chief Financial Officer of GoldTrust is indirect and the Trustees are not aware of the specific basis on which such compensation is determined. The Trustees understand that any indirect remuneration received by the Chief Executive Officer and Chief Financial Officer in connection with their services as such to GoldTrust is not in any way dependent on the performance of GoldTrust’s Units on the Toronto Stock Exchange.

GoldTrust does not have a formal compensation policy, either with respect to its officers or any other personnel. The sole remuneration paid in respect of any such personnel at this time is comprised of the administration fee paid by GoldTrust to the Adminsitrator. See “Management Contracts” and “Interests of Certain Persons in Material Transactions.”

Short-Term and Long-Term Incentive Compensation

The Trustees have not granted and do not foresee granting any options on Units and have not created and do not foresee creating any deferred Units for the benefit of the Trustees or officers of GoldTrust.

GoldTrust does not anticipate paying any other long-term incentive awards to the executive officers, including the NEOs. GoldTrust does not anticipate establishing any supplemental executive retirement plans, pension plans, defined contribution plans, deferred compensation plans or disability benefits for the Trustees or the executive officers, including the NEOs.

Summary Compensation Table

The following table sets forth information concerning the annual and long-term compensation for services rendered to GoldTrust for the financial years ended December 31, 2014, 2013 and 2012 respectively, in respect of the NEOs during each such financial year.

	Period		Unit-	Option-	Non-Equity Incentive Plan Compensation
Name and Principal Position	ended December 31	Salary ($)	Based Awards ($)	Based Awards ($)	Annual Incentive Plans ($)	Long-Term Incentive Plans ($)	Pension Value ($)	All Other Compensation(1) ($)	Total Compensation ($)
(A)	(B)	(C)	(D)	(E)	(F1)	(F2)	(G)	(H)	(I)
J. C. Stefan Spicer (President and CEO)	2014	Nil	Nil	Nil	Nil	Nil	Nil	$48,000	$48,000
	2013	Nil	Nil	Nil	Nil	Nil	Nil	$48,000	$48,000
	2012	Nil	Nil	Nil	Nil	Nil	Nil	$48,000	$48,000
William L. Trench (CFO)	2014	Nil	Nil	Nil	Nil	Nil	Nil	$32,000	$32,000
	2013	Nil	Nil	Nil	Nil	Nil	Nil	$30,000	$30,000
	2012	Nil	Nil	Nil	Nil	Nil	Nil	$30,000	$30,000

(1) Represents compensation paid to the applicable NEO by the Administrator, which the Administrator has advised GoldTrust is in respect of services provided by each NEO that might be regarded as rendered specifically in their capacities as officers of GoldTrust. GoldTrust is not aware of the basis upon which the Administrator compensates its personnel, including such personnel that serve in NEO capacities of GoldTrust, nor is GoldTrust aware of the basis upon which the Administrator allocates portions of any such compensation to the services such NEOs provide to GoldTrust.

Named Executive Officer Employment Agreements and Termination and Change of Control Benefits

Neither of the NEOs provide services to GoldTrust through an employment agreement. The Administrative Services Agreement through which the Administrator provides the services of the NEOs to GoldTrust at this time does not confer any change of control benefits on the NEOs.

Trustee Remuneration

The Trustees’ remuneration provides modest compensation for the risks and responsibilities undertaken by a Trustee of GoldTrust.

Each of the Trustees, other than the Chairman, President and Chief Executive Officer who is an NEO as well as a director and President of the Administrator, was paid an annual fee of US$12,000 for service as a Trustee and a fee of US$2,000 per meeting for all Board and committee meetings attended in person or by conference telephone. Independent Trustees who attended at bullion audit inspections were paid US$2,000 per inspection. The Lead Trustee and the committee chairs each received a further annual fee of US$3,000.

The aggregate fees paid by GoldTrust to the Trustees, who are not employees of the Administrator, for the fiscal year ended December 31, 2014 was US$165,000. The following table shows the amount in U.S. dollars received by each such Trustee, other than Trustees who are also NEOs, for the year ended December 31, 2014:

Name	Fees Earned (US$)	Unit-Based Awards (US$)	Option-Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)
Brian E. Felske	$26,000	Nil	Nil	Nil	Nil	Nil	$26,000
Glenn C. Fox	$26,000	Nil	Nil	Nil	Nil	Nil	$26,000
Bruce D. Heagle	$31,000	Nil	Nil	Nil	Nil	Nil	$31,000
Ian M. T. McAvity	$30,000	Nil	Nil	Nil	Nil	Nil	$30,000
Michael A. Parente	$30,000	Nil	Nil	Nil	Nil	Nil	$30,000
Jason A. Schwandt	$22,000	Nil	Nil	Nil	Nil	Nil	$22,000

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Administrative Services Agreement

GoldTrust and the Administrator originally entered into the Administrative Services Agreement on April 28, 2003, which was most recently amended on the same date as the most recent amendment to the Declaration of Trust on April 24, 2008. The primary administrative responsibilities of the Administrator under the Administrative Services Agreement are to:

(i)            keep full and complete financial, accounting and other records reflecting the financial position of GoldTrust;

(ii)           prepare reports to Unitholders, regulatory filing material and other reports to the Trustees as may be reasonably requested from time to time; and

(iii)          furnish office facilities, services and supplies and generally oversee with its staff and independent contractors the administration of GoldTrust.

The Administrative Services Agreement was for an initial term of 10 years until April 28, 2013, and will continue in force from year to year thereafter unless terminated by GoldTrust.

Under the terms of the Administrative Services Agreement, any directors, officers or employees of the Administrator who are also officers of GoldTrust, or who have been appointed as Trustees by the Administrator shall be paid by the Administrator for serving in such capacity and shall not receive any remuneration from GoldTrust therefor. GoldTrust is responsible for paying all costs and expenses incurred in connection with its affairs except those that are expressly to be borne by the Administrator as referred to above.

In consideration of the Administrator carrying out its duties and obligations under the terms of the Administrative Services Agreement, GoldTrust is required to pay to the Administrator a declining fee, on a monthly basis, equal to 0.30% per annum for the first US$100,000,000 of GoldTrust’s total assets, 0.225% per annum for any excess over US$100,000,000 up to US$200,000,000 and 0.15% per annum for any excess over US$200,000,000 of total assets as at the month-end Valuation Date (defined as the last business day of each month on which GoldTrust’s net asset value is determined).

Fees, inclusive of sales taxes, paid to the Administrator in this regard under the Administrative Services Agreement for the year ended December 31, 2014 were US$1,772,710 compared to US$1,944,026 for the year ended December 31, 2013.